UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CME Group Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

12572Q105

(CUSIP Number)

BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros

Praça Antonio Prado, 48, 7º andar — Centro

São Paulo, SP, Brazil 01010-901

Attn: Daniel Sonder

+55 (11) 2565-4500

with copies to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attn: Michael J. Gillespie, Esq.;

William D. Regner, Esq.

(212) 909-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12572Q105

1.	NAME OF REPORTING PERSON BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) Or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,582,176
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,582,176
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,582,176
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.02%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

CUSIP No. 12572Q105

Explanatory Note

This Amendment No. 1 (this “Amendment 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on July 26, 2010 and is being filed by BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (the “Reporting Person” or “BVMF”). This Amendment 1 relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of CME Group Inc., a Delaware corporation (the “Issuer”).

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) - (c) This Statement is being filed by BVMF pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended.

BVMF, a Brazilian sociedade por ações (i.e., corporation), is a publicly held securities, commodities and futures exchange. BVMF’s principal place of business and principal office is located at Praça Antonio Prado, 48 — Centro, São Paulo, SP, Brazil 01010-901.

To the best of BVMF’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of BVMF:

(1)	name;

(2)	business address; and

(3)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) During the last five years, BVMF has not, and to the best of its knowledge, none of the persons listed on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, BVMF has not, and to the best of its knowledge, none of the persons listed on Schedule I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, with the following exceptions in relation to Mr. André Santos Esteves:

(i) Consob Proceeding 18165: Investigation within the civil sphere by the Commissione Nazionale per le Societá e La Borsa – CONSOB, in Europe, regarding improper secondary use of inside information when trading securities of Cremonini S.p.A, which at the time was in negotiations about a partnership with JBS S.A., by Mr. Esteves in November 2007. CONSOB ruled, at the lower level, for a fine of €350,000.00, suspension from all activities as an administrator of companies regulated by the CONSOB and the freezing of the profit supposedly obtained from the trade. Given its administrative nature, the decision carries no consequences in the criminal sphere. Although he continues to believe that the allegations of CONSOB are groundless, Mr. Esteves decided to refrain from appealing, since he was of the opinion that such an appeal would delay even further the conclusion of the proceeding. It should also be clarified that his decision not to pursue this in no way represents a confession or acknowledgement of any of the alleged facts; and

(ii) Administrative Proceeding Pt.0601357636 filed by the Central Bank of Brazil for the purpose of alleged losses arising from day-trade transactions on the futures markets for U.S. Dollar futures, exchange rate coupon FRAs –DDI and 1-day DI interest rate futures on the BM&F, in the period from October 2002 to February 2004, supposedly carried out to benefit a non-resident investor. A decision was issued on April 19, 2013, stipulating a monetary fine of one hundred thousand Reais (R$100,000.00), which was paid in full and the case closed.

(f) Each natural person identified in Schedule I hereto is a citizen of Brazil, except for Mr. Charles P. Carey, who is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

On May 24, 2012, the Issuer announced that its Board of Directors had declared a five-for-one stock split of its Class A Common Stock, to be effected through a stock dividend. On July 20, 2012, the Issuer distributed a 400% stock dividend to shareholders of record on July 10, 2012. As a result, immediately following the dividend, BVMF held 16,977,720 shares of Class A Common Stock.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On September 14, 2015, BVMF sold 3,395,544 shares of Class A Common Stock in an the over-the-counter market at a price per share of $92.09. As a result of such transaction, BVMF has reduced its percentage ownership in the Issuer below 5% of its Class A Common Stock and will no longer file Schedule 13Ds with respect to the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) The responses of the Reporting Person with respect to Rows 11, 12 and 13 of the cover page of this Schedule 13D that relate to the aggregate number and percentage of Class A Common Stock beneficially owned are incorporated herein by reference. Mr. Charles P. Carey, a Director of the Issuer and of BVMF, beneficially owns 29,327.15 shares of Class A Common Stock. The shares beneficially owned by Mr. Carey represent 0.01% of the total outstanding shares of Class A Common Stock. With respect to all other persons referenced in Item 2 above, no such person beneficially owns shares of Class A Common Stock.

The calculation of the foregoing percentages is based on 337,756,060 shares outstanding as of July 15, 2015, as reported on the Issuer’s Form 10-Q for the period ended June 30, 2015.

(b) The responses of the Reporting Person with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares which BVMF has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. To the best of BVMF’s knowledge, Mr. Carey has the sole power to vote or to direct the vote and to dispose of all of the shares of Class A Common Stock beneficially owned by him.

(c) Except for the transactions described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by BVMF or, to the best of BVMF’s knowledge, the persons or entities referenced in Item 2 above.

(d) Not applicable.

(e) BVMF ceased to be the beneficial owner of more than 5% of the Issuer’s Class A Common Stock on September14, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BM&FBOVESPA S.A. — BOLSA DE VALORES, MERCADORIAS E FUTUROS

/s/ Daniel Sonder
Daniel Sonder
Chief Financial, Corporate Affairs and Investor Relations Officer

September 14, 2015

Schedule I

Information with Respect to Directors and Executive Officers of BVMF

	Name	Position with BVMF	Principal Occupation and Place of Business

1.	Pedro Pullen Parente	Chairman	Business Administrator, Prada Group

2.	Claudio Luiz da Silva Haddad	Vice Chairman	Industrial and Mechanical Engineer, KPX Serviços e Participações Ltda.

3.	André Santos Esteves	Director	Banker, BTG Pactual S.A.

4.	Antônio Carlos Quintella	Independent Director	Economist, Canvas Capital

5.	Charles Peter Carey	Director	Business Administrator, CME Group Inc.

6.	Denise Pauli Pavarina	Director	Economist, Banco Bradesco S.A.

7.	Eduardo Mazzilli de Vassimon	Director	Economist, Itaú Unibanco S.A.

8.	José de Menezes Berenguer Neto	Director	Banker, JP Morgan

9.	Luiz Antonio de Sampaio Campos	Independent Director	Lawyer, BMA – Barbosa Müssnich Aragão Advogados

10.	Luiz Fernando Figueiredo	Independent Director	Business Administrator, Mauá Capital

11.	Luiz Nelson Guedes de Carvalho	Independent Director	Economist, FEA – USP

12.	Edemir Pinto	Chief Executive Officer	Economist, BM&FBOVESPA S.A.

13.	Eduardo Refinetti Guardia	Chief Product Officer	Economist, BM&FBOVESPA S.A.

14.	Cícero Augusto Vieira Neto	Chief Operating Officer	Economist, BM&FBOVESPA S.A.

15.	Luís Otávio Saliba Furtado	Chief Information Officer	Systems analyst, BM&FBOVESPA S.A.

16.	Daniel Sonder	Chief Financial Officer	Economist, BM&FBOVESPA S.A.

Business Addresses (type of business):

1.	Rua Tenente Negrão, 140 – Itaim Bibi, São Paulo, SP, Brazil, 04530-030
(type of business: advisory)

2.	Rua Jerônimo da Veiga, 45 – Jardim Europa, São Paulo, SP, Brazil, 04536-000
(type of business: asset management)

3.	Av. Brigadeiro Faria Lima 3477 — Itaim Bibi, São Paulo, SP, Brazil, 04538-133
(type of business: asset management / investment banking / brokerage)

4.	Rua Leopoldo Couto Magalhães Jr., 700 — Itaim Bibi, São Paulo, SP, Brazil, 04542-000
(type of business: asset management)

5.	20 South Wacker Drive, Chicago, Illinois 60606
(type of business: futures and options exchange)

6.	Cidade de Deus- s/nº, prédio vermelho — Vila Yara, Osasco, SP, Brazil, 06029-900
(type of business: asset management / investment banking)

7.	Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal — Jabaquara, São Paulo, SP, Brazil, 04344-902
(type of business: asset management / investment banking / brokerage)

8.	Avenida Brigadeiro Faria Lima, 3729 — Itaim Bibi, São Paulo, SP, Brazil, 04538-905
(type of business: asset management / investment banking / brokerage)

9.	Avenida Almirante Barroso, 52 — Centro, Rio de Janeiro, RJ, Brasil 20031-000
(type of business: law firm)

10.	Rua Joaquim Floriano, 413 — Itaim Bibi, São Paulo, SP, Brazil, 04534-011
(type of business: asset management)

11.	Avenida Professor Luciano Gualberto, 908 prédio FEA 3— Cidade Universitária, São Paulo, SP, 05508-010
(type of business: finance / education)

12.	Praça Antonio Prado, 48 — Centro, São Paulo, SP, Brazil, 01010-901
(type of business: securities, commodities and futures exchange)

13.	Praça Antonio Prado, 48 — Centro, São Paulo, SP, Brazil, 01010-901
(type of business: securities, commodities and futures exchange)

14.	Praça Antonio Prado, 48 — Centro, São Paulo, SP, Brazil, 01010-901
(type of business: securities, commodities and futures exchange)

15.	Praça Antonio Prado, 48 — Centro, São Paulo, SP, Brazil, 01010-901
(type of business: securities, commodities and futures exchange)

16.	Praça Antonio Prado, 48 — Centro, São Paulo, SP, Brazil, 01010-901
(type of business: securities, commodities and futures exchange)